Exhibit 99

August 27, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We hereby inform that the penalties as given below have been imposed on the Bank. The details with respect to the penalties are included in the annexures attached herewith:

1. Penalty of Rs. 44,888 has been imposed on the Bank by Assistant Commissioner of State Tax, Tamil Nadu (Details provided in Annexure 1)

2. Penalty of Rs. 20,000 has been imposed on the Bank by Deputy Commissioner of State Tax, Telangana (Details provided in Annexure 2)

3. Penalty of Rs.0.08 crore has been imposed on the Bank by Assistant Commissioner of CGST, Rajasthan (Details provided in Annexure 3)

The Bank is evaluating appropriate legal remedy, including appeal, as per law.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary & Head – Group Oversight

Annexure 1

Details w.r.t. Penalty of Rs. 44,888 has been imposed on the Bank by Assistant Commissioner of State Tax, Tamil Nadu

Sr. no	Particulars	Details
1.	Name of the authority	Assistant Commissioner of State Tax, Tamil Nadu

2.	Period Involved	F.Y. 2019-20

3.	Nature and details of the action(s) taken, initiated or order(s) passed	Alleged short payment of Tax - Order passed under section 73 of CGST Act

4.	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority.	27-08-2024

5.	Details of the violation(s)/contravention(s) committed or alleged to be committed	Alleged short payment of tax

6.	Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	Rs. 0.08 crore (includes tax, interest and penalty)

Annexure 2

Details w.r.t. Penalty of Rs. 20,000 has been imposed on the Bank by Deputy Commissioner of State Tax, Telangana

Sr. no	Particulars	Details
1.	Name of the authority	Deputy Commissioner of State Tax, Telangana

2.	Period Involved	F.Y. 2019-20

3.	Nature and details of the action(s) taken, initiated or order(s) passed	Alleged excess availment of input tax credit - Order passed under section 73 of CGST Act

4.	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority.	27-08-2024

5.	Details of the violation(s)/contravention(s) committed or alleged to be committed	Alleged excess availment of input tax credit

6.	Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	Rs. 23,460/- (includes tax and penalty)

Annexure 3

Details w.r.t. Penalty of Rs.0.08 crore has been imposed on the Bank by Assistant Commissioner of CGST, Rajasthan

Sr. no	Particulars	Details
1.	Name of the authority	Assistant Commissioner of CGST, Rajasthan

2.	Period Involved	F.Y. 2019-20

3.	Nature and details of the action(s) taken, initiated or order(s) passed	Alleged short payment of Tax and disallowance of input tax credit - Order passed under section 73 of CGST Act

4.	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority.	27-08-2024

5.	Details of the violation(s)/contravention(s) committed or alleged to be committed	Alleged short payment of tax and excess availment of input tax credit

6.	Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	Rs. 0.88 crore (includes tax and penalty)